

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States



1 July 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement - Notice of Results

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

7/11

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050701 - (Securities & Exchange Commission)(RNS Announcement - Notice of Results).doc


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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Notice of Results		10:48 1 Jul 05		

Full Announcement Text

Please be advised that it is the intention of the board to announce Taylor Nelson Sofres plc's half-year results for the period ended 30 June 2005 on Monday 5 September 2005.

END

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SEC MAIL
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JUL 0 6 2005
192
SECTION
WASH., D.C.

London STOCK EXCHANGE | RNS The company news service from the London Stock Exchange | Last Refreshe 10:52 Fri, Jul 1 2 UK

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RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
3434O	Taylor Nelson Sofres PLC	Notice of Results		Released	10:48 1 Jul 05			Replace
1070O	Taylor Nelson Sofres PLC	Additional Listing		Released	16:27 27 Jun 05			Replace
9434N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	09:57 23 Jun 05			Replace
5700N	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:14 14 Jun 05			Replace

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